Exhibit 99.1

HLS Systems International Reports Unaudited Fiscal 2008
Fourth Quarter and Year End Financial Results

Conference call scheduled for 8:00 AM ET tomorrow

Highlights

  FY 2008 net income, excluding $17 million of stock compensation expenses, increased 20.8% to $15.8 million; revenues increased 19.3% to $121.5 million

  Q4 FY 2008 net income increased to $6.3 million, or $0.14 per share; revenues of $31.9 million were affected by delays from the earthquake in Sichuan Province in May and are expected to be recognized in coming quarters

  Backlog at June 30, 2008 up 75.1% to $178.5 million, from $101.9 million at June 30, 2007; up 16.1% sequentially from March 31, 2008

  Cash and cash equivalents at June 30, 2008 of $63.5 million

Annual Guidance (based on current backlog and expected new business)

  FY 2009 revenues expected to range between $150 million and $165 million

  FY 2009 gross margins expected to range between 30% and 35%

  Company reiterates $32 million incentive share earnings target for the calendar year ending December 31, 2008 (based on comprehensive income and excludes stock compensation expenses)

BEIJING--(BUSINESS WIRE)-- HLS Systems International, Ltd. (NASDAQ: HOLI) ("HLS" or the "Company"), the leading domestic provider of automation control systems to China’s nuclear, rail and industrial markets, today announced unaudited financial results for its fiscal fourth quarter and year ended June 30, 2008 (see attached tables).

Dr. Wang Changli, HLS’ Chief Executive Officer, stated, "We were pleased with our results for FY 2008. We remain focused on growing all elements of our business, maintaining a streamlined cost infrastructure, expanding our vast portfolio of intellectual property, and pursuing additional markets where expansion fits our criteria. We feel fortunate to be well-positioned for long-term growth in a challenging global economy. Our target markets in industrial, rail, and nuclear automation are expected to be beneficially affected by China’s growth in infrastructure and focus on clean energy.

Industrial Automation

Our industrial automation contracts continue to grow in average size and the need for our systems is trending toward the energy sector, more specifically, clean energy. HLS’ proprietary automation control system for power plants makes power production from coal fired plants more efficient and cost-effective, increases the amount of power generated from each unit of coal, while simultaneously reducing emissions. We expect to see a larger number of projects stemming from growth in environmentally friendly markets, such as wind, automated emission control devices in manufacturing, garbage power generation, and straw combustion power. We are working towards enlarging our customer base, including extending and broadening the technological applications available to each individual customer, which we feel will widen our potential revenue stream and increase market share. In addition, our management will continue to analyze and improve our operational efficiency and enhance margin improvement.

HLS Systems International, Ltd.	Page 2
September 25, 2008

Rail / Subway

We are very pleased with the growth of the new business pipeline in our rail business, specifically in potential high speed rail contracts, as we have signed two large contracts in the past two months. These 300 km/h rails will connect major cities throughout mainland China, and safety control is a major concern. We believe that the performance and quality provided in our rail and subway contracts will continue to lead to HLS being awarded a number of these larger, higher margin contracts in the near future.

Nuclear Power

We believe that our nuclear business remains in a highly competitive position to capitalize on China’s nuclear growth. China’s National Development and Reform Commission recently noted that the country’s power capacity in nuclear is expected to reach 60GW by 2020. To put this in perspective, the country is currently at only 9GW supplied by 11 reactors. We continue to work with our JV partner, China Guangdong Nuclear Power Group, on the implementation of plant control systems for the Hongyanhe nuclear plant in Liaoning province. We expect this project to begin generating revenues in fiscal 2009. We are also hopeful to sign new contracts for additional reactors in the coming quarters.

Automation and Drive ("A&D")

There are a number of benefits to offering our factory automation customers and system integrators with one-stop shopping, from product design and development through manufacture and sales up to after-sales service. The A&D business combines motor and drive technologies with our existing control systems to offer customers a totally integrated solution. This segment provides a potential entry into a number of industries that fit our expansion criteria, where HLS can be the market leader and margins are in excess of 30%. While we are always dedicated to our core businesses, HLS will also continue to examine all areas with potential for long-term growth. We are excited at the potential in this segment and look forward to keeping you apprised of its progress."

Dr. Wang continued, "We remain in a very strong financial position, with no immediate capital needs and $63.5 million of cash and cash equivalents. Finally, we were very pleased to elevate our listing to the NASDAQ Global Select Market in August, which marked a very important milestone for our Company. We expect that trading on NASDAQ will continue to improve our visibility within the investment community."

Management Changes

HLS also announced that Dr. Ben Wang, the Company’s Chief Financial Officer, will be leaving the Company, effective September 30, 2008. HLS would like to express its thanks to Dr. Wang for his service and support over the past year. HLS has appointed Ms. Herriet Qu as its Interim Chief Financial Officer. Ms. Qu has been serving as the Chief Financial Officer of Beijing HollySys Company Limited, one of the Company’s operating subsidiaries, since October 2007. Prior to joining HLS, Ms. Qu served as the Chief Financial Officer for a financial advisory firm that also provided consultancy services to the Company.

HLS Systems International, Ltd.	Page 3
September 25, 2008

Fiscal 2008 Year End Financial Highlights

  For the year ended June 30, 2008, total revenues rose 19.3% to $121.5 million, from $101.9 million reported in the prior fiscal year. This was largely due to an increase in the number of total integrated contracts under operations to 2,378 for the year-ended June 30, 2008, compared to 2,089 contracts for the prior fiscal year.

  As a percentage of total revenues, overall gross margin declined to 30.1% for the year ended June 30, 2008, from 35.1% for the prior fiscal year, primarily due to a higher portion of lower margin system integration contracts for subway systems during the year. The Company expects these margins to improve throughout FY 2009, as a larger percentage of revenue will be derived from higher margin nuclear and high-speed rail control system businesses.

  The Company’s financial results for the year ended June 30, 2008 included $17 million in stock compensation expense (included under General and Administrative expenses) on earn-out shares in accordance with SFAS 123R as a result of the stock purchase agreement under the redomestication merger with Chardan North China Acquisition Corp. As a result of this expense, the Company reported a GAAP net loss of $1.19 million for the year ended June 30, 2008. Excluding this non-cash stock compensation expense, HLS’ net income for the year ended June 30, 2008 was $15.8 million.

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Year Ended June 30,
	2007	2008
Net income (loss) in GAAP measures	$13,084,751	$(1,185,646)
Stock compensation expenses	-	17,000,000
Net income in non-GAAP measures	$13,084,751	$15,814,354

Fiscal 2008 Fourth Quarter Highlights

  For the three months ended June 30, 2008, total revenues were $31.9 million, versus $33.6 million in the comparable prior fiscal year period. The progress of a number of projects in the traditional industrial automation segment were delayed due to the Sichuan Province earthquake in May. While this is the second consecutive quarter of delays due to unexpected natural occurrences, the Company expects revenue from these projects to be recognized in future quarters.

HLS Systems International, Ltd.	Page 4
September 25, 2008

  As a percentage of total revenues, overall gross margin improved slightly to 35.7% for the three months ended June 30, 2008, from 35.6% for the prior fiscal year period, as costs remained in line with revenues.

  The Company reported net income of $6.3 million, or $0.14 per diluted share, based on 44.0 million diluted shares outstanding, compared to $1.2 million, or $0.04 per diluted share based on 30.5 million diluted shares outstanding, for the same period of the prior year. The three month period ended June 30, 2007 included $5.4 million in net interest expense due to merger related expenses.

Backlog Highlights

HLS’ backlog as of June 30, 2008 amounted to $178.5 million, representing an increase of 75.1% compared to $101.9 million as of June 30, 2007. The current breakdown for the backlog by segment:

  $63 million related to Industrial Automation & Control; with an average turn time of 8 to 10 months;

  $66.8 million related to System Integration projects for Subway; with an average turn time of 2.5 to 3 years;

  $42 million related to Rail Signaling and Control projects; with an average turn time of 1.5 years; and

  $6.7 million related to miscellaneous contracts.

HLS’ backlog also increased 16.1% from March 31, 2008. It does not include a nuclear plant control system project of $97 million, which was announced in July 2007 and was signed by HLS’ JV company Beijing Techenergy.

Balance Sheet Highlights

As of June 30, 2008, HLS’ cash and cash equivalents were $63.5 million, compared to $11.7 million at June 30, 2007; with working capital of $143.9 million versus $27 million; and a current ratio of 3.0:1. Inventories increased as a result of a result of bulk purchases of raw materials and components in relation to the production of the Company’s Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC).

Outlook for FY 2009

Dr. Wang concluded, "We feel very confident in our financial position and our ability to grow the Company, both in 2009 and in the years ahead. In light of this confidence, we are providing investors with an annual estimate for FY 2009 of revenues between $150 million and $165 million and gross margins between 30% and 35%. We feel that our business is better judged annually as fluctuations in contract awards or events such as weather conditions, which we experienced in the first half of 2008, can affect the Company on a quarterly basis. We are also reiterating the $32 million incentive share earnings target for the calendar year ending December 31, 2008 (which is based on comprehensive income and excludes stock compensation expenses), and through the first six months of calendar 2008 have reported approximately $14.6 million in comprehensive income. Again, we look forward to continued growth and are very optimistic about HLS’ long-term plans and success."

HLS Systems International, Ltd.	Page 5
September 25, 2008

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 8:00 AM ET on September 26, 2008. Interested parties may participate in the call by dialing (888) 787-0460 (U.S.) or (706) 679-3200 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the HLS Systems conference call. In addition, the conference call will be broadcast live over the internet at:

http://investor.shareholder.com/media/eventdetail.cfm?eventid =59662&CompanyID=HLS&e=1&mediaKey=8DD3979970F58831B44C9F0414C1FF38.
(Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.)

Go to the website at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available for 30 days. A recorded replay of the call will also be available until 12:00 a.m. Eastern Time on October 2, 2008. Listeners may dial 800-642-1687 (Domestic) or 706-645-9291 (International) and use the code 65168684 for the phone replay.

About HLS Systems International

HLS Systems International, based in Beijing, China, with 1,800 employees, is the leading domestic provider of automation control systems to China’s surging nuclear, rail and industrial markets. HLS has developed a series of proprietary high quality, low cost control systems that meet or exceed international standards and is able to effectively compete against the world’s leading automation control companies.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

HLS Systems International, Ltd.	Page 6
September 25, 2008

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	For Three Months
	Ended		For Year Ended
	2007-6-30	2008-6-30	2007-6-30	2008-6-30
Revenues:

Integrated contract revenue	$ 32,368,812	$ 28,882,564	$ 97,380,399	$112,357,126

Products sales	1,196,176	3,046,301	4,505,087	9,141,626

Total revenues	33,564,988	31,928,865	101,885,486	121,498,752

Cost of integrated contracts	21,617,229	19,362,285	64,284,550	81,414,648

Cost of products sold	11,445	1,160,473	1,818,715	3,456,398

Gross profit	11,936,314	11,406,107	35,782,221	36,627,706

Operating expenses:

Selling	1,883,904	2,651,539	7,577,371	9,680,284

General and administrative	2,199,041	2,099,815	7,098,112	26,442,209

Research and development	2,638,622	1,857,371	2,638,622	1,857,371

Impairment loss	-	99,439	-	99,439

Loss on disposal of assets	6,048	23,537	37,109	47,123

HLS Systems International, Ltd.	Page 7
September 25, 2008

Total operating expenses	6,727,615	6,731,700	17,351,214	38,126,426

Income (loss) from operations	5,208,699	4,674,406	18,431,007	(1,498,720)

Other income (expense), net	53,764	(220,777)	172,977	(257,775)

Interest expense, net	(5,703,349)	(373,981)	(7,608,792)	(4,304,170)

Investment income	111,645	494,165	370,410	965,827

Subsidy income	3,943,018	3,111,883	7,280,766	7,343,258

Income before income taxes	3,613,777	7,685,696	18,646,368	2,248,419

Income taxes expenses	1,321,538	(190,314)	2,501,104	494,698

Income before minority interest	2,292,239	7,876,010	16,145,264	1,753,721

Minority interest	1,065,662	1,566,233	3,060,513	2,939,367

Net income (loss)	$1,226,577	$6,309,777	$13,084,751	$(1,185,646)

Weighted average number of common
shares	29,200,000	43,942,614	29,200,000	37,658,437

Weighted average number of diluted
common shares	30,500,000	43,944,911	34,503,933	37,658,437

Basic earnings (loss) per share	$ 0.04	$ 0.14	$ 0.45	$(0.03)

Diluted earnings (loss) per share	$ 0.04	$ 0.14	$ 0.38	$(0.03)

Other comprehensive income:

Net income (loss)	$ 1,226,577	$ 6,309,777	$ 13,084,751	$(1,185,646)

Translation adjustments	937,286	3,096,363	2,723,504	9,518,935

Comprehensive income	$2,163,863	$9,406,140	$15,808,255	$8,333,289

HLS Systems International, Ltd.	Page 8
September 25, 2008

HLS SYSTEMS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30,	June 30,
	2007	2008
ASSET:

Current Assets:

Cash and cash equivalents	$ 11,668,761	$63,521,599

Contract performance deposit in banks	3,524,317	4,426,023

Term deposit	853,915	728,959

Accounts receivable, net of allowance for doubtful accounts
$2,836,677 and $6,170,192	87,372,794	103,048,783

Other receivables, net of allowance for doubtful accounts $111,329
and $222,664	2,856,404	3,471,107

Advances to suppliers	8,146,854	7,006,427

Amount due from related parties	-	4,560,882

Inventories, net of provision $345,976 and $596,446	13,907,280	24,666,453

Prepaid guarantee fee	74,404	270,501

Deferred tax assets	-	980,345

Assets held for sales	-	1,639,435

HLS Systems International, Ltd.	Page 9
September 25, 2008

Total current assets	128,404,729	214,320,514

Property, plant and equipment, net	17,332,953	27,782,914

Long term investments	9,192,888	9,761,168

Goodwill	-	-

Long term deferred expenses	-	152,359

Deferred tax assets	-	717,140

Total Assets	$ 154,930,570	$ 252,734,095

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Short-term bank loans	$ 16,421,440	$4,373,752

Current portion of long-term loans	1,970,573	2,186,876

Notes payables, net of discount of $4,819,326 and $0	27,566,936	-

Accounts payable	22,309,829	23,182,477

Deferred revenue	11,620,046	20,674,805

Accrued payroll and related expense	6,959,187	5,623,933

Income tax payable	804,156	993,343

Warranty liabilities	2,126,569	2,051,397

Other tax payables	6,492,801	5,908,370

Accrued liabilities	3,905,481	3,501,349

HLS Systems International, Ltd.	Page 10
September 25, 2008

Amounts due to related parties	768,781	1,482,354

Deferred tax liabilities	473,201	417,913

Total current liabilities	101,419,000	70,396,569

Long-term bank loans	3,284,288	5,102,710

Long-term bonds payable	-	11,663,338

Total liabilities	104,703,288	87,162,617

Minority interest	13,200,169	17,757,745

Commitments and contingencies	-	-

Stockholder’s equity:

Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 43,942,614 shares issued and
outstanding	22,200	43,943
Preferred stock, par value $0.001 per share, 1,300,000 and 0
shares issued and outstanding	1,300	-

Additional paid-in capital	19,234,295	91,667,183

Appropriated earnings	8,768,174	11,734,799

Note receivable from the sole stockholder	(30,000,000)	-

Retained earnings	35,127,764	30,975,493

Cumulative translation adjustments	3,873,380	13,392,315

Total stockholder’s equity	37,027,113	147,813,733

Total liabilities, minority interests and stockholders' equity	$ 154,930,570	$ 252,734,095

HLS Systems International, Ltd.	Page 11
September 25, 2008

Contacts
HLS Systems International, Ltd.
Dr. Wang Changli, 8610-5898-1332
or
Jennifer Zhang, 8610-5898-1386
Investor Relations and Corporate Communications
zhangqiuju@hollysys.com
or
INVESTOR RELATIONS COUNSEL
The Equity Group Inc.
Adam Prior, 212-836-9606
aprior@equityny.com

Source: HLS Systems International, Ltd.

View this news release online at:
http://www.businesswire.com/news/home/20080925006176/en